MORGAN STANLEY MORTGAGE CAPITAL INC.

*MORGAN STANLEY
MORTGAGE CAPITAL INC.
a NEW YORK CORPORATION
1221 6ᵗʰ AVENUE, 27ᵀᴴ FLOOR
NEW YORK, NEW YORK 10020*

May 9, 2005

Amerco Real Estate Company
Amerco Real Estate Company of Texas
Uhaul Company of Florida

RE: Loan Name: 161 self storage facilities Located
                     detailed in Exhibit A attached hereto,

Dear Sirs/Mesdames:

Please be advised that our credit committee has approved the above referenced Loan, subject to the terms and conditions set forth in that certain Mortgage Loan Application dated March 17, 2005 (the "Application") and as additionally detailed in Exhibit B attached hereto.

Please acknowledge your acceptance of the terms hereof by signing below where indicated and forwarding the same to: Morgan Stanley Mortgage Capital Inc., 1221 Avenue of the Americas, New York, New York 10020 Attention: Stephen Petuck. Unless Lender receives the executed version of this letter on or before the close of business on May 14, 2005, the terms hereof shall be deemed automatically withdrawn and of no force and effect.

Very truly yours,

MORGAN STANLEY MORTGAGE CAPITAL INC., a New York corporation

By:

Name: Stephen Holmes
Title: Vice President

Version Date: January 2, 2001

ACCEPTED AND AGREED this 12th day
of May, 2005 by:

____

By: AMERCO REAL ESTATE COMPANY

Name: Gary B Horton
Title: Treasurer

By: AMERCO REAL ESTATE COMPANY OF TEXAS

Name: Gary B Horton
Title: Treasurer

By: UHAUL COMPANY OF FLORIDA

Name: Gary B Horton
Title: Authorized Signer

EXHIBIT A

Property Name	City	State	Zip	Units	SF
U-HAUL CENTER PELHAM	PELHAM	AL	35124	532	61,727
U-HAUL CTR SHERWOOD	SHERWOOD	AR	72120	387	44,260
U-HAUL CT SEPULVEDA	SEPULVEDA	CA	91343	82	5,782
U-HAUL CTR HOLT AVE	ONTARIO	CA	91764	314	17,543
U-HAUL CENTER OF MANCHESTER	MANCHESTER	CT	06040	246	15,850
U-HAUL ST PETERSBURG	SAINT PETERSBURG	FL	33705	424	25,793
U-HAUL METRO CENTER	COLUMBUS	GA	31901	146	12,450
U-HAUL CT OF AURORA	AURORA	IL	60505	138	9,875
U-HAUL CT EASTGATE	TERRE HAUTE	IN	47803	228	16,725
U-HAUL CT BARDSTOWN	LOUISVILLE	KY	40218	168	19,750
U-HAUL SOMERVILLE	SOMERVILLE	MA	02143	223	14,067
U-HAUL LIVERNOIS&&7M	DETROIT	MI	48221	182	17,160
U-HAUL CENTER PAGE AVENUE	OVERLAND	MO	63132	249	19,108
U-HAUL CENTER OF HIGH POINT	HIGH POINT	NC	27260	144	17,350
U-HAUL CENTER OF KEENE	KEENE	NH	03431	117	11,185
U-HAUL SCHENECTADY	SCHENECTADY	NY	12303	182	10,860
U-HAUL SHEA STADIUM	FLUSHING	NY	11354	848	57,876
U-HAUL CT SOUTH END	TOLEDO	OH	43614	247	13,295
U-HAUL RENTAL EAST	COLUMBUS	OH	43213	276	25,039
U-HAUL CTR GRESHAM	GRESHAM	OR	97030	288	25,811
U-HAUL OF READING	READING	PA	19601	128	13,500
U-HAUL CUMBERLAND	CUMBERLAND	RI	02864	199	12,979
U-HAUL CT SUMMER AV	MEMPHIS	TN	38122	477	38,775
U-HAUL CENTER BEN WHITE	AUSTIN	TX	78704	130	13,530
SPRING U-HAUL CENTER	SPRING	TX	77388	500	40,400
U-HAUL CTR OF PROVO	PROVO	UT	84604	324	7,796
U-HAUL CT E SPRAGUE	SPOKANE	WA	99216	250	16,858
Subtotal Pool A				**7,429**	**585,344**
U-HAUL EAST LAKE	BIRMINGHAM	AL	35206	261	16,328
U-HAUL CT JONESBORO	JONESBORO	AR	72401	181	21,595
U-HAUL SOUTH CENTRA	LOS ANGELES	CA	90044	279	18,428
U-HAUL CTR BARSTOW	BARSTOW	CA	92311	159	15,894
U-HAUL CAPITOL AVE	HARTFORD	CT	06106	470	30,677
U-HAUL MOBILE HWY	PENSACOLA	FL	32506	102	8,832
U-HAUL CT BROAD ST	AUGUSTA	GA	30904	579	37,472
U-HAUL SOUTH SHORE	CHICAGO SOUTH	IL	60649	194	13,393
U-HAUL CASTLETON	INDIANAPOLIS	IN	46250	320	38,300
U-HAUL CENTER LAFAYETTE	LAFAYETTE	LA	70503	694	54,875
U-HAUL WESTERN AVE	AUGUSTA	ME	04330	166	10,113
U-HAUL CT JOY ROAD	DETROIT	MI	48228	348	20,648
U-HAUL CENTER NORTH COUNTY	SAINT LOUIS	MO	63138	119	13,125
U-HAUL CENTER THIRD STREET	WILMINGTON	NC	28401	123	6,179
U-HAUL PLAINFIELD	PLAINFIELD	NJ	07060	173	10,814
U-HAUL CTR COLONIE	ALBANY	NY	12205	190	19,750
U-HAUL GRAND CONCOURSE	BRONX	NY	10451	493	28,168

Version Date: January 2, 2001

U-HAUL CT LIMA MALL	LIMA	OH	45805	131	12,352
U-HAUL ERIE && HIGH	HAMILTON	OH	45011	201	15,853
U-HAUL OVERBROOK	PHILADELPHIA SOUTH	PA	19151	193	14,962
U-HAUL OF LEBANON	LEBANON	PA	17042	141	10,928
U-HAUL W COLUMBIA	WEST COLUMBIA	SC	29169	284	26,750
U-HAUL CTR MADISON	MADISON	TN	37115	199	20,825
U-HAUL WINTERS FRWY	ABILENE	TX	79605	194	16,285
U-HAUL CENTER MESA ROAD	HOUSTON NORTH	TX	77028	209	12,262
U-HAUL CENTER SEVEN HILL	LYNCHBURG	VA	24501	391	34,028
U-HAUL CENTER EASTSIDE	MADISON	WI	53714	282	30,508
Subtotal Pool B				**7,076**	**559,344**
U-HAUL CTR GATEWAY	DECATUR	AL	35602	249	30,818
U-HAUL 26TH AND INDIAN SCHOOL	PHOENIX EAST	AZ	85016	442	34,504
U-HAUL CENTER LA BREA	INGLEWOOD	CA	90301	219	13,560
U-HAUL CHULA VISTA	CHULA VISTA	CA	91910	119	7,215
U-HAUL NEW BRITAIN	NEW BRITAIN	CT	06052	109	6,072
U-HAUL CENTER FT PIERCE	FORT PIERCE	FL	34982	161	13,606
U-HAUL I-80&&MANAWA	COUNCIL BLUFFS	IA	51501	224	21,698
U-HAUL EVANSTON	EVANSTON	IL	60201	385	26,354
U-HAUL NATIONAL RD	RICHMOND	IN	47374	170	14,630
U-HAUL HAMMOND SQ	HAMMOND	LA	70401	383	38,470
U-HAUL CENTER WAVERLY ROAD	LANSING	MI	48917	610	57,530
U-HAUL CT GROES TEN	WARREN	MI	48089	91	6,802
U-HAUL CTR OF PEARL	PEARL	MS	39208	152	13,650
U-HAUL CENTER GARNER	GARNER	NC	27529	232	29,300
U-HAUL CTR ROUTE 9	OLD BRIDGE	NJ	08857	184	14,700
U-HAUL GLENS FALLS	GLENS FALLS	NY	12801	144	16,150
U-HAUL HUNTINGTON	HUNTINGTON STATION	NY	11746	238	15,350
U-HAUL CT ALEXIS RD	TOLEDO	OH	43612	227	28,650
U-HAUL CENTER QUAIL SPRINGS	OKLAHOMA CITY	OK	73114	645	49,125
U-HAUL CTR CENTRAL PHILADLPHIA	PHILADELPHIA SOUTH	PA	19107	919	47,100
U-HAUL ROXBOROUGH	PHILADELPHIA NORTH	PA	19128	151	8,425
U-HAUL WADE HAMPTON	GREENVILLE	SC	29609	191	19,262
U-HAUL CLARKSVILLE	CLARKSVILLE	TN	37042	360	23,122
U-HAUL 34TH && Q	LUBBOCK	TX	79405	320	25,867
U-HAUL STUEBNER AIR	HOUSTON NORTH	TX	77014	253	20,350
U-HAUL JEFFERSON DAVIS HIGHWAY	RICHMOND	VA	23234	140	12,200
U-HAUL CT STATE ST	MILWAUKEE	WI	53233	137	10,036
Subtotal Pool C				**7,455**	**604,546**
U-HAUL MONTGOMERY H	DOTHAN	AL	36301	162	10,088
U-HAUL 24TH & MCDOWEL	PHOENIX EAST	AZ	85006	325	24,668
U-HAUL OF GARDENA	GARDENA	CA	90249	271	23,148
U-HAUL CTR OF MORENO VALLEY	MORENO VALLEY	CA	92553	668	40,067
U-HAUL CTR HAMDEN	HAMDEN	CT	06514	445	32,926

Version Date: January 2, 2001

U-HAUL CTR EDGEWOOD	JACKSONVILLE	FL	32208	325	25,638
U-HAUL CHINDEN BLVD	BOISE	ID	83704	151	20,150
U-HAUL CENTER MAIN STREET	BLOOMINGTON	IL	61701	125	6,532
U-HAUL CENTER RIVERSIDE	EVANSVILLE	IN	47714	245	19,975
U-HAUL LEOMINSTER	LEOMINSTER	MA	01453	298	22,160
U-HAUL BURLINGAME	WYOMING	MI	49509	111	10,240
U-HAUL CENTER DULUTH	HERMANTOWN	MN	55811	141	9,178
U-HAUL CENTER PASS ROAD	GULFPORT	MS	39501	153	9,771
U-HAUL CENTER CAPITAL BLVD	RALEIGH	NC	27604	234	19,450
U-HAUL CTR CENTRAL	ALBUQUERQUE	NM	87108	236	16,550
U-HAUL CENTER MIDTOWN	SYRACUSE	NY	13210	382	24,189
U-HAUL CENTER OF WEST BABYLON	BABYLON	NY	11702	89	5,719
U-HAUL BROADWAY AVE	BEDFORD	OH	44148	210	7,687
U-HAUL SOUTHSIDE	OKLAHOMA CITY	OK	73119	183	15,390
U-HAUL EAST SIDE	ERIE	PA	16510	281	24,808
U-HAUL NORRISTOWN	NORRISTOWN	PA	19401	255	16,368
U-HAUL SPARTANBURG	SPARTANBURG	SC	29303	180	12,514
U-HAUL HILLWOOD PLA	NASHVILLE	TN	37209	265	19,325
U-HAUL CANYON&&WESTER	AMARILLO	TX	79109	254	28,110
U-HAUL CT RED BLUFF	PASADENA	TX	77503	382	34,400
U-HAUL CTR OF JANAF	NORFOLK	VA	23502	118	17,325
U-HAUL APPLETON	MILWAUKEE	WI	53222	148	15,615
Subtotal Pool D				**6,637**	**511,991**
U-HAUL BASELINE RD	LITTLE ROCK	AR	72209	302	25,789
U-HAUL E SPEEDWAY	TUCSON	AZ	85712	150	8,425
U-HAUL CENTER VALLEY BLVD	CITY OF INDUSTRY	CA	91744	670	58,425
U-HAUL CTR NORTH AV	GRAND JUNCTION	CO	81501	235	20,950
U-HAUL CTR COLUMBIA	COLUMBIA	CT	06237	222	13,550
U-HAUL NORTHEAST EX	CHAMBLEE	GA	30341	267	22,160
U-HAUL CT OF MOSCOW	MOSCOW	ID	83843	190	15,920
U-HAUL UNIVERSITY AVENUE	PEORIA	IL	61604	278	26,500
U-HAUL W KELLOGG	WICHITA	KS	67213	293	22,707
U-HAUL CTR BROCKTON	BROCKTON	MA	02401	185	12,245
U-HAUL APPLE AVENUE	MUSKEGON	MI	49442	268	29,370
U-HAUL N GLENSTONE	SPRINGFIELD	MO	65803	171	15,050
U-HAUL CENTER OF GREENSBORO	GREENSBORO	NC	27403	134	9,614
U-HAUL SOUTHWEST	OMAHA	NE	68056	159	12,727
U-HAUL BOULDER HWY	LAS VEGAS	NV	89122	331	20,819
U-HAUL BINGHAMTON	BINGHAMTON	NY	13901	256	15,859
U-HAUL CENTER HEMPSTEAD	HEMPSTEAD	NY	11550	205	11,689
U-HAUL CT LORAIN RD	CLEVELAND	OH	44111	148	13,800
U-HAUL CTR SOONER	NORMAN	OK	73071	316	28,786
U-HAUL WESTSIDE ERIE	ERIE	PA	16505	734	77,028
U-HAUL ROOSEVELT BL	PHILADELPHIA NORTH	PA	19152	602	43,150
U-HAUL N CHARLESTON	CHARLESTON	SC	29418	178	15,020
U-HAUL CTR RUTLEDGE	KNOXVILLE	TN	37914	294	21,744
U-HAUL CT GARLAND	GARLAND	TX	75040	180	15,800

Version Date: January 2, 2001

U-HAUL CTR BAYTOWN	BAYTOWN	TX	77521	253	23,200
U-HAUL ANDRESEN ROAD	VANCOUVER	WA	98661	240	22,895
U-HAUL CT SOUTHSIDE	PARKERSBURG	WV	26101	247	27,125
Subtotal Pool E				**7,508**	**630,347**
U-HAUL CTR FT SMITH	FORT SMITH	AR	72901	138	10,204
U-HAUL CT OF MATHER	SACRAMENTO EAST	CA	95827	290	20,230
U-HAUL CTR MIDWAY	WESTMINSTER	CA	92683	171	14,206
U-HAUL CT MILE HIGH	DENVER NORTH	CO	80204	212	15,591
U-HAUL CENTER MIDTOWN	DANBURY	CT	06810	271	18,778
U-HAUL TARA BLVD	JONESBORO	GA	30236	337	23,867
U-HAUL IDAHO FALLS	IDAHO FALLS	ID	83401	411	29,073
U-HAUL CENTER CALUMET	HAMMOND	IN	46324	213	10,336
U-HAUL BOWLING GREEN	BOWLING GREEN	KY	42104	194	19,400
U-HAUL FALL RIVER	FALL RIVER	MA	02723	173	9,964
U-HAUL 7 MI VAN DYK	DETROIT	MI	48234	275	13,178
U-HAUL CAPE GIRARD	CAPE GIRARDEAU	MO	63701	99	9,350
U-HAUL CENTER OF ASHLEY ROAD	CHARLOTTE	NC	28208	785	61,319
U-HAUL PORTSMOUTH	PORTSMOUTH	NH	03801	257	15,995
U-HAUL WHITE PLAINS	WHITE PLAINS	NY	10603	220	13,936
U-HAUL NEW UTRECHT	BROOKLYN	NY	11219	171	9,254
U-HAUL MIDWAY RENTAL	ELYRIA	OH	44035	288	27,204
U-HAUL CTR 5TH AVE	COLUMBUS	OH	43219	412	43,733
U-HAUL MCLOUGHLIN	MILWAUKIE	OR	97267	225	17,770
U-HAUL WYOMING VALLEY	WILKES-BARRE	PA	18702	349	24,512
U-HAUL CT CHELTEHAM	PHILADELPHIA NORTH	PA	19138	206	14,597
U-HAUL CT N WATKINS	MEMPHIS	TN	38127	181	13,088
U-HAUL CENTER KINGWOOD	KINGWOOD	TX	77339	458	34,600
WOODLAKE U-HAUL CENTER	SAN ANTONIO	TX	78244	610	50,775
U-HAUL CENTER SOUTHEAST	DALLAS	TX	75217	216	17,053
U-HAUL CENTER BREMERTON	BREMERTON	WA	98310	103	7,488
Subtotal Pool F				**7,265**	**545,501**
Subtotal Pool A				7,429	585,344
Subtotal Pool B				7,076	559,344
Subtotal Pool C				7,455	604,546
Subtotal Pool D				6,637	511,991
Subtotal Pool E				7,508	630,347
Subtotal Pool F				7,265	545,501
Grand Total All Pools				**43,370**	**3,437,073**

Version Date: January 2, 2001

EXHIBIT B

1) Applicant and controlling entity acknowledge that of the $530MM in Projected Loan Amount, Lender will, subject to the terms and conditions contained herein and in the Application, only be obligated to fund up to $260MM; $240MM will be allocated to the first mortgage Loan and $20MM to a Mezzanine Loan the proceeds of which must be used by Mezzanine Borrower to pay-down $20MM of that certain Merrill Lynch asset backed financing to be provided on June 8th, 2005.

2) Notwithstanding the terms and conditions set forth in the Application, Lender shall agree to accept the following minimum requirements for Loan closing (the "Closing Guidelines") as to the following: (1) every Property must be covered by a mortgagee's title insurance policy acceptable to Lender, issued by First American Title Insurance Company together with such endorsements as may be required by Lender but may contain a standard survey exception (subject only to a survey reading), (2) current as-built ALTA/ACSM surveys or zoning reports will not be required for Loan closing, (3) at least 5 business days prior to Loan closing, Applicant shall deliver to Lender an executed W-9 form for the Borrower(s) and Mezzanine Borrower, all filed formation documents for the Borrower(s) and Mezzanine Borrower and legal enforceability opinions, acceptable to Lender, from local counsel for each Borrower(s) and Mezzanine Borrower must be delivered to Lender prior to Loan closing, (4) At Loan closing Borrower(s) and Mezzanine Borrower shall enter into Lender's form of Rent Account Agreement (as detailed below) although the Rent Account bank may not have signed the Rent Account Agreement and the account may not be open or operational at Loan closing. Applicant acknowledges and aggress that although Lender will agree to accept the Closing Guidelines as the minimum standards for Loan closing, Applicant must deliver all clean title policies, final surveys, zoning reports, and fully executed Rent Account Agreements post-closing to Lender's reasonable satisfaction and Amerco Real Estate Company shall indemnify Lender for any losses in connection with its failure therewith.

3) Borrower(s) shall enter into a Rent Account Agreement with Lender pursuant to which Borrower(s) shall cause all income from the Property to be swept from a segregated operating account held at a local bank into a Rent Account at Banc One, or an alternative Bank acceptable to Lender, which account shall be an account segregated for the collection of income from the Amerco Real Estate portfolio of 321 assets. After the occurrence of a Trigger Event, to be defined in the Loan documents as either (i) an event of default under the Loan or (ii) if the DSCR falls below 1.15x, cash flow shall be applied first to the payment of debt service on the Loan and second to reserves for budgeted operating expenses and then all excess cash flow shall be released to Borrower.

4) The Outside Closing Date shall be June 15, 2005.